Exhibit 99.3

Annual General Meeting of China Hydroelectric Corporation

Date:			October 17, 2013
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

	For	Against	Abstain

PROPOSAL 1: Re-election of Mr. Amit Gupta to serve as a Class I Director for a three-year term.	☐	☐	☐

PROPOSAL 2: Re-election of Ms. Moonkyung Kim to serve as a Class I Director for a three-year term.	☐	☐	☐

PROPOSAL 3: Re-election of Mr. Shadron Lee Stastney to serve as a Class I Director for a three-year term.	☐	☐	☐

PROPOSAL 4: Re-election of Mr. Allard Nooy to serve as a Class III Director for a two-year term.	☐	☐	☐

PROPOSAL 5: Ratification of the appointment of Ernst & Young Hua Ming as independent auditors of the Company for the fiscal year ending December 31, 2013.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Annual General Meeting of China Hydroelectric Corporation to be held October 17, 2013
For Holders as of September 3, 2013

MAIL

• Mark, sign and date your Voting Instruction Form.
• Detach your Voting Instruction Form.
• Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time October 10, 2013.

PROXY TABULATOR FOR
CHINA HYDROELECTRIC CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2011 Mediant Communications LLC. All Rights Reserved

 Please separate carefully at the perforation and return just this portion in the envelope provided.

CHINA HYDROELECTRIC CORPORATION

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM (New York Time) on October 10, 2013)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China Hydroelectric Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business September 3, 2013 (US Record Date) at the Annual General Meeting of Shareholders of China Hydroelectric Corporation to be held on October 17, 2013 at 9:30 a.m., Beijing and Hong Kong Time, at the offices of O’Melveny & Myers LLP, 31st floor, AIA Central, 1 Connaught Road, Central, Hong Kong, S.A.R.

NOTE:

1.         Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.         It is understood that if this form is not signed and returned the depositary will deem such holders to have instructed the depositary to give a disgretionary proxy to a person designated by the company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
CHINA HYDROELECTRIC CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903